Exhibit 99.2

Virax Biolabs Group Limited Announces Closing of $4 Million Private Placement Priced At-The-Market Under Nasdaq Rules

LONDON, March 10, 2023/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, announced today the closing of its previously announced private placement of 3,843,309 ordinary shares (or ordinary share equivalents), Series A preferred investment options to purchase up to an aggregate of 3,497,412 ordinary shares and Series B preferred investment options to purchase up to an aggregate of 3,843,309 ordinary shares at a purchase price of $1.04077 per ordinary share and associated preferred investment options priced at the market under Nasdaq rules.

The Series A preferred investment options have an exercise price of $0.80202 per ordinary share and are exercisable immediately for a period of five and a half years. The Series B preferred investment options have an exercise price of $0.80202 per ordinary share and are exercisable immediately for a period of five and a half years.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds from the private placement were approximately $4 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the private placement for the development and commercialization of its proprietary T-Cell Test technology as well as for working capital and other general corporate purposes.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under an agreement with the investor, Virax agreed to file an initial registration statement with the SEC covering the resale of the ordinary shares issued to the investor (including the ordinary shares issuable upon the exercise of the pre-funded warrants and preferred investment options) no later than March 23, 2023, and have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 45 days following March 8, 2023, in the event of a "full review" by the SEC.

In addition, warrants to purchase up to an aggregate of 3,495,000 ordinary shares which were previously issued in a private placement consummated by the Company in November 2022 and have an exercise price of $1.73 per share were cancelled simultaneously with the closing of this private placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative biotechnology company focused on the prevention, detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: the intended use of net proceeds from the private placement; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com

SOURCE Virax Biolabs